SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. 1) *

Liberty Media Corporation
(Name of Issuer)

Liberty Series A Common Stock, par value $.01 per share
(Title of Class of Securities)

530718105
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d – 1(b)

☒	Rule 13d – 1(c)

☐	Rule 13d – 1(d)

      * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 530718105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Comcast QVC, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -217,709,773-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -217,709,773-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -217,709,773-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 530718105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Comcast Programming Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -217,709,773-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -217,709,773-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -217,709,773-
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 530718105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Comcast Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -222,333,323-*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -222,333,323-*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -222,333,323-*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%
12	TYPE OF REPORTING PERSON CO
*	Of the 222,333,323 shares of Liberty Series A Common Stock (“Series A Common Stock”), par value $.01 per share, that are reported as beneficially owned by the Reporting Person, 217,709,773 shares of Series A Common Stock are owned by Comcast QVC, Inc. and 4,623,550 shares of Series A Common Stock are owned by Comcast LM Investment, Inc.

CUSIP No. 530718105	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Comcast Corporation 27-0000798
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -222,341,779-*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -222,341,779-*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -222,341,779-*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.3%
12	TYPE OF REPORTING PERSON CO
*	Of the 222,341,779 shares of Liberty Series A Common Stock (“Series A Common Stock”), par value $.01 per share, that are reported as beneficially owned by the Reporting Person, 217,709,773 shares of Series A Common Stock are owned by Comcast QVC, Inc., 4,623,550 shares of Series A Common Stock are owned by Comcast LM Investment, Inc. and 8,456 shares of Series A Common Stock are owned by Comcast MO Interactive Services, Inc.

Item 1(a). Name of Issuer:

     Liberty Media Corporation

Item 1(b). Address of Issuer’s Principal Executive Offices:

     12300 Liberty Boulevard
      Englewood, Colorado 80112

Item 2(a). Names of Persons Filing:

     This statement is filed on behalf of the persons identified below (the “Reporting Persons”).

     Comcast QVC, Inc.

     Comcast Programming Holdings, Inc.

      Comcast Holdings Corporation

      Comcast Corporation

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of Comcast QVC, Inc. and Comcast Programming Holdings, Inc. is 1201 N. Market Street, Suite 1405, Wilmington, Delaware 19801.

     The address of the principal business office of each of Comcast Holdings Corporation and Comcast Corporation is 1500 Market Street, Philadelphia, PA 19102.

Item 2(c). Citizenship:

     Comcast QVC, Inc. – Delaware

     Comcast Programming Holdings, Inc. – Delaware

     Comcast Holdings Corporation – Pennsylvania

     Comcast Corporation – Pennsylvania

Item 2(d). Title of Class of Securities:

     Liberty Series A Common Stock, par value $.01 per share (“Series A Common Stock”)

Item 2(e). CUSIP Number:

     530718105

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	Investment company registered under Section 8 of the Investment Company Act;

(e)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount beneficially owned: 222,341,779

(b)	Percent of class: 8.3%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: -0-

	(ii)	Shared power to vote or to direct the vote: 222,341,779

	(iii)	Sole power to dispose or to direct the disposition of: -0-

	(iv)	Shared power to dispose or to direct the disposition of: 222,341,779

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.

     Comcast QVC, Inc. owns 217,709,773 shares of Series A Common Stock.

     Comcast QVC, Inc. is a direct, wholly owned subsidiary of Comcast Programming Holdings, Inc.

     Comcast Programming Holdings, Inc. is a direct, wholly owned subsidiary of Comcast Holdings Corporation.

     Comcast Holdings Corporation is a direct, wholly owned subsidiary of Comcast Corporation.

     Comcast LM Investment, Inc. owns 4,623,550 shares of Series A Common Stock. Comcast LM Investment, Inc. is an indirect, wholly owned subsidiary of Comcast Holdings Corporation.

     Comcast MO Interactive Services, Inc. owns 8,456 shares of Series A Common Stock. Comcast MO Interactive Services, Inc. is an indirect, wholly owned subsidiary of Comcast Corporation.

Item 8. Identification and Classification of Members of the Group.

     Not applicable

Item 9. Notice of Dissolution of Group.

     Not applicable

Item 10. Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2004	COMCAST QVC, INC

	By:	/s/ Rosemarie S. Teta

		Name:	Rosemarie S. Teta
		Title:	Vice President

COMCAST PROGRAMMING HOLDINGS, INC.

	By:	/s/ Rosemarie S. Teta

		Name:	Rosemarie S. Teta
		Title:	Vice President

COMCAST HOLDINGS CORPORATION

	By:	/s/ Arthur R. Block

		Name:	Arthur R. Block
		Title:	Senior Vice President

COMCAST CORPORATION

	By:	/s/ Arthur R. Block

		Name:	Arthur R. Block
		Title:	Senior Vice President